EXHIBIT 99.1

Colliers International Reports First Quarter Results

Solid start to 2019 paves the way for another strong year of growth

Operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2019	2018

Revenues	$635.1	$552.5
Adjusted EBITDA (note 1)	43.6	36.1
Adjusted EPS (note 2)	0.51	0.45

GAAP operating earnings	13.4	15.7
GAAP EPS	0.04	0.13

TORONTO, April 26, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) today reported operating and financial results for its first quarter ended March 31, 2019. All amounts are in US dollars.

Revenues for the seasonally slow first quarter were $635.1 million, a 15% increase (19% in local currency) relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $43.6 million, up 21% (22% in local currency) and Adjusted EPS (note 2) was $0.51, a 13% increase versus the prior year quarter. First quarter adjusted EPS would have been approximately $0.01 higher excluding foreign exchange impacts. GAAP operating earnings were $13.4 million, relative to $15.7 million reported in the prior year period, primarily because of significant incremental amortization of intangible assets related to the acquisition of Harrison Street Real Estate Capital, LLC (“Harrison Street”) in July 2018. GAAP diluted net earnings per common share was $0.04 for the quarter, versus $0.13 per share for the same quarter a year ago. First quarter GAAP EPS would have been approximately $0.01 higher excluding foreign exchange impacts.

“Colliers delivered a solid start to 2019. We remain confident in our outlook for 2019 and are pleased with the impact Harrison Street is having on the growth and diversification of our business,” said Jay S. Hennick, Chairman and CEO of Colliers International. “Following a record year of acquisitions last year, we have completed three acquisitions so far this year, adding the market leader in Virginia with 340 professionals, our former affiliate and one of the top players in the vibrant growth market of Charlotte, North Carolina as well as our former affiliate in Sweden, further strengthening our European platform. Finally, earlier this month, we extended our $1 billion revolving credit facility to 2024 and established a structured accounts receivable facility, diversifying our capital structure and reducing borrowing costs. With a strong balance sheet, disciplined growth strategy, proven track record and greater diversification, Colliers is well positioned to deliver another strong year of growth in 2019,” he concluded.

About Colliers International
Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company. With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning more than 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended
(in thousands of US$)	March 31		Growth	Growth
(LC = local currency)	2019	2018	in US$ %	in LC %

Outsourcing & Advisory	$258,384	$239,771	8%	13%
Lease Brokerage	181,783	167,691	8%	11%
Sales Brokerage	151,865	142,277	7%	10%
Investment Management	43,091	2,734	NM	NM

Total revenues	$635,123	$552,473	15%	19%

Consolidated revenues for the first quarter grew 19% on a local currency basis, with a significant contribution from Harrison Street in Investment Management, solid internal growth and recent acquisitions. Consolidated internal revenue growth in local currencies was 8% (note 3), led by Outsourcing & Advisory in the EMEA and Asia Pacific regions.

Segmented First Quarter Results
Americas region revenues totalled $358.8 million for the first quarter compared to $328.5 million in the prior year quarter, up 11% on a local currency basis. Revenue growth was comprised of 7% contribution from recent acquisitions and 4% internal growth primarily in Lease Brokerage and Outsourcing & Advisory. Adjusted EBITDA was $26.2 million, relative to $26.5 million in the prior year quarter with the margin impacted by investments in recruiting relative to the prior year as well as revenue mix. GAAP operating earnings were $16.2 million, relative to $20.0 million in the prior year quarter.

EMEA region revenues totalled $120.5 million for the first quarter compared to $113.0 million in the prior year quarter, up 15% on a local currency basis, comprised of 13% internal growth and 2% from recent acquisitions. Outsourcing & Advisory, especially project management, as well as Sales Brokerage, contributed significantly to internal revenue growth. Adjusted EBITDA was a loss of $2.5 million, versus breakeven in the prior year quarter, impacted by incremental planned investments in additional revenue producers. The GAAP operating loss was $10.1 million for the quarter, relative to a loss of $9.1 million in the prior year quarter.

Asia Pacific region revenues totalled $112.3 million for the first quarter compared to $107.8 million in the prior year quarter, up 11% on a local currency basis. Revenue growth was comprised of 9% internal growth primarily in Outsourcing & Advisory, and 2% growth from recent acquisitions. Adjusted EBITDA was $10.9 million versus $11.2 million in the prior year quarter, with the margin impacted by revenue mix favouring lower margin recurring services. GAAP operating earnings were $9.2 million for the first quarter, relative to $9.4 million in the prior year quarter.

The Investment Management segment is comprised of Harrison Street (acquired in July 2018), and the Company’s existing European investment management business which was previously reported within the EMEA segment. Investment Management revenues for the first quarter were $43.1 million, of which $11.2 million represented pass-through revenue from historical carried interest. The carried interest recognized was payable to former owners of Harrison Street and certain long-serving employees, affecting reported margin but having no impact on earnings. Adjusted EBITDA was $10.2 million. Operating earnings were $3.6 million in the quarter because of the significant increase in acquisition-related intangible asset amortization. Assets under management stood at $26.7 billion as of March 31, 2019.

Global corporate costs as reported in Adjusted EBITDA were $1.3 million in the first quarter, relative to $1.1 million in the prior year period. The corporate GAAP operating loss for the first quarter was $5.5 million, relative to a loss of $4.1 million in the prior year period.

Conference Call
Colliers will be holding a conference call on Friday, April 26, 2019 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com the Events section.

Adoption of New Lease Accounting Standard
On January 1, 2019, the Company adopted FASB Accounting Standard Codification Topic 842, Leases (“ASC 842”). ASC 842 requires the recognition of operating lease right-of-use assets and lease liabilities for virtually all premise and equipment leases on the consolidated balance sheet, with no impact on earnings. The Company adopted ASC 842 effective January 1, 2019 without adjusting comparative periods and recorded a $278.7 million right-of-use asset and corresponding $316.9 million lease liability as of March 31, 2019.

The recognition of the lease liability did not impact the Company’s financial covenants under its revolving credit facility or its senior notes, since the underlying debt agreements include provisions that nullify the impact of changes in accounting standards.

Structured Accounts Receivable Facility
In April 2019, the Company entered into a structured accounts receivable facility (the “AR Facility”) with committed availability of US$125 million to further diversify its capital structure and reduce borrowing costs. Proceeds from the AR Facility will be used to repay outstanding indebtedness under the Company’s revolving credit facility. The Company expects that the AR Facility will be off-balance sheet, resulting in a reduction in accounts receivable and long-term debt.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average cap rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's interim consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US$)	March 31
	2019	2018

Net earnings	$5,463	$8,541
Income tax	1,215	4,716
Other income, net	(501)	(427)
Interest expense, net	7,221	2,915
Operating earnings	13,398	15,745
Depreciation and amortization	22,668	15,858
Acquisition-related items	4,635	2,253
Restructuring costs	39	70
Stock-based compensation expense	2,831	2,214
Adjusted EBITDA	$43,571	$36,140

2. Reconciliation of net earnings and diluted net earnings (loss) per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings (loss) per share to adjusted earnings per share appears below.

	Three months ended
(in thousands of US$)	March 31
	2019	2018

Net earnings	$5,463	$8,541
Non-controlling interest share of earnings	(1,244)	(670)
Amortization of intangible assets	14,720	8,588
Acquisition-related items	4,635	2,253
Restructuring costs	39	70
Stock-based compensation expense	2,831	2,214
Income tax on adjustments	(4,004)	(2,423)
Non-controlling interest on adjustments	(2,246)	(844)
Adjusted net earnings	$20,194	$17,729

	Three months ended
(in US$)	March 31
	2019	2018

Diluted net earnings per common share	$0.04	$0.13
Non-controlling interest redemption increment	0.07	0.07
Amortization of intangible assets, net of tax	0.23	0.14
Acquisition-related items	0.10	0.05
Restructuring costs, net of tax	-	-
Stock-based compensation expense, net of tax	0.07	0.06
Adjusted earnings per share	$0.51	$0.45

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. Revenue from pass-through carried interest is excluded. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations, acquisitions and pass-through carried interest. The consolidated local currency internal revenue growth rate for the quarter ended March 31, 2019 would have been 9% if carried interest were included. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2019	2018

Revenues	$635,123	$552,473

Cost of revenues	421,349	362,300
Selling, general and administrative expenses	173,073	156,317
Depreciation	7,948	7,270
Amortization of intangible assets	14,720	8,588
Acquisition-related items (1)	4,635	2,253
Operating earnings	13,398	15,745
Interest expense, net	7,221	2,915
Other income, net	(501)	(427)
Earnings before income tax	6,678	13,257
Income tax expense	1,215	4,716
Net earnings	5,463	8,541
Non-controlling interest share of earnings	1,244	670
Non-controlling interest redemption increment	2,757	2,905
Net earnings attributable to Company	$1,462	$4,966

Net earnings per common share
Basic	$0.04	$0.13
Diluted	0.04	0.13

Adjusted earnings per share (2)	$0.51	$0.45

Weighted average common shares (thousands)
Basic	39,298	39,048
Diluted	39,815	39,653

Notes to Condensed Consolidated Statements of Earnings
(1)  Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2)  See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2019	December 31, 2018	March 31, 2018

Assets
Cash and cash equivalents	$117,347	$127,032	$111,649
Accounts receivable and contract assets	517,781	554,700	439,732
Prepaids and other assets	87,105	78,581	80,275
Current assets	722,233	760,313	631,656
Other non-current assets	86,145	83,765	73,445
Fixed assets	96,781	93,483	84,275
Operating lease right-of-use assets	278,689	-	-
Deferred income tax	36,952	34,195	45,560
Goodwill and intangible assets	1,386,066	1,385,824	743,364
Total assets	$2,606,866	$2,357,580	$1,578,300

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$549,983	$720,938	$502,478
Other current liabilities	76,281	75,929	59,483
Long-term debt - current	1,045	1,834	3,262
Operating lease liabilities - current	70,898	-	-
Current liabilities	698,207	798,701	565,223
Long-term debt - non-current	802,453	670,289	433,261
Operating lease liabilities - non-current	245,961	-	-
Other liabilities	84,676	125,706	79,575
Deferred income tax	25,570	27,550	26,582
Redeemable non-controlling interests	345,453	343,361	153,125
Shareholders' equity	404,546	391,973	320,534
Total liabilities and equity	$2,606,866	$2,357,580	$1,578,300

Supplemental balance sheet information
Total debt	$803,498	$672,123	$436,523
Total debt, net of cash	686,151	545,091	324,874
Net debt / pro forma adjusted EBITDA ratio	2.0	1.6	1.3

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2019	2018

Cash provided by (used in)

Operating activities
Net earnings	$5,463	$8,541
Items not affecting cash:
Depreciation and amortization	22,668	15,858
Deferred income tax	(4,019)	(393)
Other	14,928	7,826
	39,040	31,832

Net changes from operating assets / liabilities
Accounts receivable and contract assets	48,406	60,919
Prepaids and other current assets	(8,258)	(4,798)
Payables and accruals	(189,718)	(165,833)
Other	4,447	546
Contingent acquisition consideration paid	(112)	(2,856)
Net cash used in operating activities	(106,195)	(80,190)

Investing activities
Acquisition of businesses, net of cash acquired	(13,244)	(79,732)
Purchases of fixed assets	(10,379)	(6,209)
Other investing activities	(9,199)	(4,462)
Net cash used in investing activities	(32,822)	(90,403)

Financing activities
Increase in long-term debt, net	134,894	186,833
Purchases of non-controlling interests, net	(2,704)	(73)
Dividends paid to common shareholders	(1,961)	(1,947)
Distributions paid to non-controlling interests	(6,194)	(5,204)
Other financing activities	4,944	(2,519)
Net cash provided by financing activities	128,979	177,090

Effect of exchange rate changes on cash	353	(3,371)

Increase (decrease) in cash and cash equivalents	(9,685)	3,126

Cash and cash equivalents, beginning of period	127,032	108,523

Cash and cash equivalents, end of period	$117,347	$111,649

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended March 31

2019
Revenues	$358,825	$120,464	$112,317	$43,091	$426	$635,123
Adjusted EBITDA	26,233	(2,508)	10,908	10,246	(1,308)	43,571
Operating earnings (loss)	16,169	(10,146)	9,216	3,637	(5,478)	13,398

2018
Revenues	$328,501	$112,984	$107,835	$2,734	$419	$552,473
Adjusted EBITDA	26,455	(18)	11,217	(413)	(1,101)	36,140
Operating earnings (loss)	20,006	(9,146)	9,374	(425)	(4,064)	15,745

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500